DAIWA

台和商事控股有限公司

DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

RECEIVED

2004 DEC 30 A 10: 35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption No. 82-4402

17 December 2004

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
USA

SUPPL

By registered air-mail

04046983

Dear Sirs,

Daiwa Associate Holdings Ltd - Announcement of Interim Results 2004/2005
Exemption No. 82-4402

On behalf of Daiwa Associate Holdings Limited, a company incorporated in Bermuda and listed in Hong Kong, we are furnishing herewith the document described below pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934:

The Company's Announcement regarding its consolidated interim results for the six months ended 30 September 2004 published in (in the English version) the *China Daily*, and (in the Chinese version) the *Hong Kong Economic Times.*

The Chinese version of the announcement substantially restates the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours truly,
On behalf of the Board
Daiwa Associate Holdings Limited

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

Derek Ho

dlw 1/4

Derek HO
Company Secretary
Enc

c.c. Ms Kammy Yuen – BNY Hong Kong Office by fax : (852) 2877 0863

11/F., BLOCK G, EAST SUN INDUSTRIAL CENTRE, 16 SHING YIP STREET, KWUN TONG, KOWLOON, HONG KONG.
香港九龍官塘成業街16號怡生工業中心G座11字樓
TEL: (852) 2341 3351
FAX: (852) 2797 8657

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 1037)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

INTERIM RESULTS

On behalf of the Board of Directors, I would like to present to shareholders the unaudited Interim Report of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") for the six months ended 30 September 2004. The unaudited interim accounts have been reviewed by the Company's Audit Committee.

RESULTS

For the reported period, the Group recorded a consolidated net profit after taxation and minority interests of HK$12.6 million (30 September 2003: HK$8.2 million), representing a growth of 54.3% as compared to the last corresponding period. Basic earnings per share was HK7.84 cents (2003: HK5.16 cents).

Turnover of the Group was HK$616.5 million (30 September 2003: HK$410 million), representing a substantial increase of 50.4% as compared to the same period last year.

INTERIM DIVIDEND WITH WARRANT ALTERNATIVE

The Board of Directors has recommended an interim dividend of HK1 cent per ordinary share, to be paid in cash with the alternative to the shareholders to elect to receive part or all of their dividend entitlement in form of warrants on the basis of one warrant for every five shares held (the "Warrant Alternative") by shareholders whose names appear on the Register of Members of the Company on Tuesday, 25 January 2005.

The Warrant Alternative is conditional upon, amongst other things, the approval of shareholders at a special general meeting of the Company to be held on Tuesday, 25 January 2005 and the Listing Committee of the Stock Exchange of Hong Kong Limited granting listings of and permission to deal in the new shares that fall to be issued on the exercise of the subscription rights thereunder.

A circular setting out the details of the Warrants Alternative and incorporating a notice of a special general meeting of the Company to approve, amongst other things, the Warrant Alternative will be sent to the shareholders of the Company as soon as practicable.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 19 January 2005 to Tuesday, 25 January 2005, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend with Warrant Alternative, all properly completed transfer forms accompanied by relevant share certificates must be lodged with Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 18 January 2005.

LIQUIDITY AND FINANCIAL RESOURCES

At 30 September 2004, the Group's net current assets amounted to HK$170.7 million and the shareholders' funds were HK$338.6 million. The amount of total borrowings and finance lease obligations was at low level of HK$63.6 million and the gearing ratio, which is defined as total borrowings, excluding minority interests and deferred taxation to shareholders' funds was 0.19. The cash and bank balances were HK$83.6 million while after net of bank borrowings was HK$20 million.

At 30 September 2004, total available banking facilities of the Group were approximately HK$163.9 million, of which HK$81.1 million was available for use. Finance lease obligations outstanding on the same date amounted to HK$4.8 million.

At the end of September 2004, the Group completed a right issue of 105,873,066 Rights Shares at a price of HK$0.45 each to finance the acquisition of a personal computer distributing group in Canada. This right issue strengthened the financial position and enlarged the capital base of the Group.

The Group's assets were financed by shareholders' funds, trade payables and bank borrowings. Trade payables and bank borrowings are repayable within one year. The borrowings, cash and cash equivalents were mainly denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable, the Group monitored the mix of the borrowings, cash and cash equivalents and currency forward contracts to minimize the exposure in exchange risk. The Group's borrowings were bearing interest at floating rates.

BUSINESS REVIEW AND PROSPECT

The Group is engaged in two major businesses, namely:

— Manufacturing and Distribution of Electronic Components

— EMS (Electronic Manufacturing Services), OEM and ODM business

ELECTRONIC COMPONENTS — Manufacturing and Distribution

Turnover under this category of the reporting year was HK$358.6 million, representing a growth of 38.9% when compared with the same period of last reported year (2003: HK$258.2 million).

Electronic Component Distribution

The Group is one of the leading distributors of electronic components in Hong Kong and China acting as an authorized distributor for Toshiba, On-Semiconductor, Panasonic, Lite-On, Sino America Silicon and Arnold Magnetics. Other than the main sales office in Hong Kong, the Group has established various sales offices in Shenzhen, Guangzhou, Shanghai, Chengdu and Beijing, PRC.

The core products that the Group distributes are integrated circuits, transistors, microprocessors, discrete and passive electronic components for these renowned brands. Major application of electronic components in this sector are for audio and video products, electronic toys, power supplies, household appliances, air-conditioners and other consumer electronics. The Group endeavors in seeking new distributorship from various countries.

Turnover for this segment was recorded $273.8 million (30 September 2003: HK$207.6 million), representing an increase of

2. Revenues and segment information

The Group is principally engaged in the design, development, manufacture and distribution of electronic components and the provision of manufacturing services for electronic products.

An analysis of the Group's turnover and contribution to operating profit by business segments and geographical segments for the period is as follows:

(a) Primary reporting format — business segments:

	Manufacturing and distribution of electronic components Six months ended 30 September		Manufacturing services for electronic products Six months ended 30 September		Eliminations Six months ended 30 September		Group Six months ended 30 September	
	2004	2003	2004	2003	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover								
External sales	358,594	258,242	257,924	151,692				
Inter-segment sales	19,557	798	9	246	(19,566)	(1,044)		
	378,151	259,040	257,933	151,938	(19,566)	(1,044)	616,518	409,934
Segments results	5,911	3,454	8,145	6,614			14,056	10,068
Finance costs							(513)	(599)
Share of loss of jointly controlled entity							(1)	(2)
Profit before taxation							13,542	9,467
Taxation							(925)	(1,377)
Profit after taxation							12,617	8,090
Minority interests							15	98
Profit attributable to shareholders							12,632	8,188

(b) Secondary reporting format — geographical segments:

	Turnover Six months ended 30 September	
	2004	2003
	HK$'000	HK$'000
Hong Kong and Mainland China	346,914	256,580
North America	144,498	58,173
Europe	52,687	31,146
Japan	66,078	60,656
Other Asian countries	6,343	3,379
	616,518	409,934

3. Operating profit

Operating profit is stated after charging and crediting the following:

	Six months ended 30 September	
	2004	2003
	HK$'000	HK$'000
Charging:		
Depreciation of fixed assets	7,064	6,706
Provision for slow moving stock	2,105	2,076
Crediting:		
Interest income	56	159

4. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Mainland China enterprise income tax and oversea income tax are calculated at the rates applicable to the respective subsidiaries.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30 September	
	2004	2003

Electronic Component Distribution

The Group is one of the leading distributors of electronic components in Hong Kong and China acting as an authorized distributor for Toshiba, On-Semiconductor, Panasonic, Lite-On, Sino America Silicon and Arnold Magnetics. Other than the main sales office in Hong Kong, the Group has established various sales offices in Shenzhen, Guangzhou, Shanghai, Chengdu and Beijing, PRC.

The core products that the Group distributes are integrated circuits, transistors, microprocessors, discrete and passive electronic components for these renowned brands. Major application of electronic components in this sector are for audio and video products, electronic toys, power supplies, household appliances, air-conditioners and other consumer electronics. The Group endeavors in seeking new distributorship from various countries.

Turnover for this segment was recorded $273.8 million (30 September 2003: HK$207.6 million), representing an increase of 31.9% as compared to the same period last year.

Electronic Component Manufacturing

The Group is engaged in manufacturing of Diodes (DO35, DO34, mini-MELF and DO41 packages), Transistors (SOT23 and TO92 packages), Variable Resistors, Electronic Wires and Harnesses.

Sales in the manufacturing of Transistors, Diodes as well as Wire and Harnesses are well performed. Turnover for this segment was recorded $84.8 million (30 September 2003: HK$50.6 million), representing an increase of 67.6% as compared to the same period last year.

EMS (Contract Electronic Manufacturing Service), OEM and ODM

EMS

Providing Electronic Manufacturing Services to demanding customers is one of the major contributions to the Group's profit. The Group devotes big effort to explore new assembling technologies and reliable quality and management systems. The new EMS production plant was opened and new equipment was set up to further facilitate the EMS manufacturing with dustproof clean-room and anti-statistic assembling floors. Advanced SMD mounters, high precision automatic solder paste printer, automatic optical checker, in-circuit tester and nitrogen-filled re-flow furnace were also installed. The result of new EMS projects was encouraging.

Turnover for this segment was recorded $118 million (30 September 2003: HK$86 million), representing an increase of 37.2% as compared to the same period last year.

OEM and ODM

The Group successfully gained massive orders in ODM audio electronics from mega Superstore. The orders are big and consistent but selling price is relatively low. The Management has to reform the managements in engineering, purchasing and production to suit these massive orders. Turnover of this segment was $139.9 million (30 September 2003: HK$65.6 million), representing an increase of 113.2% as compared to the same period last year.

Although the low profit margin of these massive orders temporarily resulted in negative profit contributions of this sector to the Group, the Management believes that when this mode of business is matured, and after the plastic injection workshop of the Group is set up, the business can bring in a considerable contribution to the Group.

FUTURE PROSPECT

By the investment of sales management in the Distribution sector of the Group, business is growing along the tracks of projection. The contributions of new principal suppliers of electronic components become mature. The Group starts to negotiate with other potential suppliers and will bring in new distributorships in the coming year.

To cater for the future development of ODM and OEM business, the Group has acquired the use right of two pieces of Industrial land in Heyuan City, Guangdong Province of the PRC with a total site area of 240,000 square meters for the future development in ODM and OEM manufacturing businesses. The Group will set up a joint venture plastic injection factory in the site to bring the Group in a more competitive edge towards the massive orders from mega superstores by the self sufficient supply of plastic parts.

In late September 2004, the Group has successfully acquired one of the major personal computer distribution companies in Canada with sales offices widely spread throughout the country. The acquisition of the company can bring the Group into the new business of distribution and manufacturing of Personal Computers.

EMPLOYEES

At 30 September 2004, the Group employed a total of approximately 6,000 employees of which 130 were Hong Kong based while most of the others were PRC employees. Sales personnel are remunerated by salaries and incentives in accordance with the achievement of their sales target. General staff are offered salaries and year-end discretionary bonus, which is based on the divisional profit and individual appraisals. The Group also provides ORSO Scheme, Mandatory Provident Fund Scheme and medical benefits to all Hong Kong employees. During the reported period, no share options had been granted to employees.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 September 2004

	Note	Unaudited Six months ended 30 September 2004 HK$'000	2003 HK$'000
Turnover	2	616,518	409,934
Cost of sales		(543,907)	(352,507)
Gross profit		72,611	57,427
Other revenue/income		196	469
Selling and distribution expenses		(12,968)	(8,775)
General and administrative expenses		(45,783)	(39,053)
Operating profit	2&3	14,056	10,068
Finance costs		(513)	(599)
Share of losses of jointly controlled entities		(1)	(2)
Profit before taxation		13,542	9,467
Taxation	4	(925)	(1,377)
Profit after taxation		12,617	8,090
Minority interests		15	98
Profit attributable to shareholders		12,632	8,188
Interim dividends	5	—	2,382
Earnings per share			
— Basic	6	7.84 cents	5.16 cents
— Diluted	6	7.84 cents	5.16 cents

Notes:

1. **Basis of preparation and accounting policies**

The unaudited condensed consolidated interim financial statements of the Group are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No.25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). The accounting policies and basis of presentation used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the audited financial statements of the Group for the year ended 31 March 2004.

Interest income	56	159

4. **Taxation**

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Mainland China enterprise income tax and oversea income tax are calculated at the rates applicable to the respective subsidiaries.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30 September 2004 HK$'000	2003 HK$'000
Hong Kong profits tax	479	532
Mainland China enterprise income tax	338	102
Oversea income tax	67	—
	884	634
Deferred tax — relating to the origination and reversal of temporary differences	41	743
	925	1,377

5. **Dividends**

	Six months ended 30 September 2004 HK$'000	2003 HK$'000
2003/2004 Final dividend, paid, of HK$0.01 (2002/2003 final paid: HK$0.015) per ordinary share *(Note (i))*	1,588	2,382
2004/2005 Interim dividend with Warrant Alternative, proposed on 16 December 2004, *(Note (ii))*	—	2,382
	1,588	4,764

Note (i): At a meeting held on 23 July 2004 the directors proposed a final dividend of HK$0.01 per ordinary share for the year ended 31 March 2004, which was paid on 28 September 2004 and has been reflected as an appropriation of retained earnings for the six months ended 30 September 2004.

Note (ii): At a meeting held on 16 December 2004 the directors proposed an interim dividend of HK$0.01 per ordinary share for the six months ended 30 September 2004 to be paid in cash with the Alternative to the shareholders to elect to receive part or all of their dividend entitlement in form of warrants on the basis of one warrant for every five shares held. This proposed dividend is not reflected as a dividend payable in these condensed interim accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 March 2005. The Warrant Alternative is subject to approval of shareholders at special general meeting to be held on Tuesday, 25 January 2005.

6. **Earnings per share**

The calculation of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$12,632,000 (2003: HK$8,188,000).

The basic earnings per share is based on the weighted average of 161,123,765 (2003: 158,809,600) ordinary shares in issue during the period. The diluted earnings per share is based on 161,123,765 (2003: 158,809,600) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of nil (2003: nil) ordinary shares deemed to be issued at no consideration if all outstanding share options had been exercised.

7. **Reserves**

	2004 HK$'000	2003 HK$'000
At 1 April as previously reported	264,229	254,464
Translation adjustments	426	109
Profit for the period	12,632	8,188
Final dividend paid	(1,588)	(2,382)
Right issue	36,457	—
	312,156	260,379

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not in compliance with the Code of Best Practice, as set out in Appendix 14 of the Listing Rules, at any time during the six months ended 30 September 2004 except for not specifying the terms of appointment of independent non-executive directors.

According to the bye-laws of the Company, independent non-executive directors are subject to retirement by rotation and re-election at the annual general meeting.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, the directors have confirmed compliance with the required standard set out in the Model Code as provided in Appendix 10 of the Listing Rules for the six months ended 30 September 2004.

AUDIT COMMITTEE

The Company has an Audit Committee which was formed in accordance with the Code for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal control. The Audit Committee comprises three independent non-executive directors of the Company.

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a general review of the unaudited interim condensed accounts for the six months ended 30 September 2004 with the directors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold and redeemed any of the Company's listed securities during the six months ended 30 September 2004.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing the information required by paragraph 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive Directors and Mr. Barry John Buttifant, Mr. Choi Yuk Fan and Mr. Liu Ngai Wing as independent non-executive Directors.

By order of the Board
LAU TAK WAN
President

Hong Kong, 16 December 2004

DAIWA
DAIWA ASSOCIATE HOLDINGS LIMITED
台和商事控股有限公司

(於百慕達註冊成立之有限公司)
(股份代號：1037)

中期業績
截至二零零四年九月三十日止六個月

中期業績

本人謹代表董事會向各股東提呈台和商事控股有限公司(「本公司」)及其附屬公司(統稱為「本集團」)截至二零零四年九月三十日止六個月之未經審計中期業績報告。此未經審計中期報告已被公司之審計委員會審閱。

業績

於報告期內，本集團錄得除稅及少數股東權益後之綜合淨盈利為一千二百六十萬港元(二零零三年九月三十日：八百二十萬港元)，比去年同期增長百分之五十四點三。每股基本盈利為7.84港仙(二零零三年：5.16港仙)。

此期間集團之營業額為六億一千六百五十萬港元，(二零零三年九月三十日：四億一千萬港元)，比去年同期顯著增長百分之五十點四。

中期股息(可選擇認股權証方案)

董事局建議向於二零零五年一月二十五日(星期二)名列本公司股東名冊之股東派發中期股息每普通股1港仙，以現金及「認股權證」方式支付，股東可選擇全部或部份以認股權證收取，按每五股普通股配發一股認股權證。

認股權證須待本公司股東於二零零五年一月二十五日(星期二)舉行之股東特別大會通過及待香港聯合交易所有限公司上市委員會批准因行使新認股權證認購權而發行之股份上市及買賣後，方可作實。

認股權證之詳情將載於集團之通函內，該通函及有關通過此項計劃之本集團股東特別大會通告將在實際可行情況下儘快寄予各股東。

暫停辦理股份過戶登記

本公司將於二零零五年一月十九日(星期三)至二零零五年一月二十五日(星期二)(包括首尾兩日)期間暫停辦理股份過戶登記手續。為符合獲派中期股息(可選擇認股權證方案)之資格，所有股份過戶文件連同有關股票及過戶表格，最遲須於二零零五年一月十八日(星期二)下午四時前送達雅柏勤証券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)。

流動資金及財務資源

於二零零四年九月三十日，本集團之流動資產淨值達一億七千零七十萬港元，而股東資本為三億三千八百六十萬港元。貸款與融資租約承擔總額維持低水平於六千三百六十萬港元，而資本負債比率(借貸總額扣除少數股東權益及延遞稅項後除以股東資金)為0.19。現金及銀行結餘為八千三百六十萬港元，而扣除銀行借貸後，結餘為二千萬港元。

於二零零四年九月三十日，本集團所獲之總銀行信貸額約一億六千三百九十萬港元，而仍可動用之信貸額為八千一百一十萬港元。在同日融資租約承擔為四百八十萬港元。

於二零零四年九月三十日，集團完成按每股供股股份0.45港元發行105,873,066股供股股份，以籌集收購一家位於加拿大之個人電腦經銷集團，此供股加強集團之財務狀況及增大集團資本。

本集團之資產由股東資金、應付營業賬項及銀行借貸組成。應付營業賬項及銀行借貸需於一年內償還。借貸、現金及現金等額主要以港元、美元及人民幣為單位。由於這些外幣匯率較穩定，本集團用不同的貨幣組合，監控有關之負債、現金結存及外幣遠期合約，以減低匯率帶來之匯兌風險。集團之貸款均按浮動息率計算。

業務回顧及前景

本集團致力於以下二項主要業務：

- 製造及經銷電子元器件
- 合約電子專業生產服務(EMS)及原產品設計及生產(OEM and ODM)業務

電子元器件 — 製造及經銷業務

本年度此部份成績持續穩定增長，本年度此方面之營業額為三億五千八百六十萬港元，比去年增長百分之三十八點九(二零零三年：二億五千八百二十萬港元)。

電子元器件經銷業務

本集團是香港及中國電子元器件經銷業之其中一領導者，為東芝、安森美(On-Semiconductor)、松下、Lite-On、Sino America Silicon及阿諾德磁材(Arnold Magnetics)之授權經銷商。除了位於香港之主要銷售辦事處外，集團在深圳、廣州、上海、成都及北京已成立多家銷售分公司。

集團主要為此等著名品牌經銷集成電路、三極管、微型處理器、分裂及靜態(discrete and passive)電子元器件之市場。此類型電子元器件主要應用於影音產品、電子玩具、電源、家電、空調及其他電子消費產品等。同時集團亦致力於尋找及商討多個品牌之新經銷代理權。[illegible]

2. 收入及分部資料

本集團主要從事設計、發展、生產及經銷電子元器件及提供電子專業生產服務。

本集團於本年度之營業額及經營盈利貢獻依主要業務及經營地區分析如下：

(a) 主要分部報告—業務分部資料：

	電子元器件經銷及製造 截至九月三十日止六個月		電子產品生產服務 截至九月三十日止六個月		抵銷項 截至九月三十日止六個月		集團 截至九月三十日止六個月	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
營業額								
對外營業額	358,594	258,242	257,924	151,692				
分部間銷售	19,557	798	9	246	(19,566)	(1,044)		
	378,151	259,040	257,933	151,938	(19,566)	(1,044)	616,518	409,934
分部業績	5,911	3,454	8,145	6,614			14,056	10,068
融資成本							(513)	(599)
應佔共同控制實體虧損							(1)	(2)
除稅前溢利							13,542	9,467
稅項							(925)	(1,377)
除稅後溢利							12,617	8,090
少數股東權益							15	98
股東應佔溢利							12,632	8,188

(b) 次要分部報告—地區分部資料

	營業額 截至九月三十日止六個月 二零零四年 千港元	二零零三年 千港元
香港及中國大陸	346,914	256,580
北美洲	144,496	58,173
歐洲	52,687	31,146
日本	66,078	60,656
其他亞洲國家	6,343	3,379
	616,518	409,934

3. 經營溢利

經營溢利已扣除及計入如下：

	截至九月三十日止六個月 二零零四年 千港元	二零零三年 千港元
扣除：		
固定資產折舊	7,064	6,706
呆貨撥備	2,105	2,076
計入：		
利息收入	56	159

4. 稅項

香港利得稅乃按照期內估計應課稅溢利依稅率17.5%(二零零三：17.5%)提撥準備。中國企業所得稅及海外利得稅按適用於有關附屬公司應繳之稅率而計算。

於簡明綜合損益表扣除之稅項如下：

	截至九月三十日止六個月 二零零四年 千港元	二零零三年 千港元
香港利得稅	479	532
中國企業所得稅	338	102

集團主要為此等著名品牌經銷集成電路、三極管、微型處理器、分裂及靜態(discrete and passive)電子元器件之市場。此類型電子元器件主要應用於影音產品、電子玩具、電源、家電、空調及其他電子消費產品等。同時集團亦致力於尋找及商討多個品牌之新經銷代理權。

此部份之營業額錄得二億七千三百八十萬港元(二零零三年九月三十日：二億零七百六十萬港元)，比去年同期增加百分之三十一點九。

元器件製造業務

本集團從事製造二極管(DO35、DO34、微型MELF及DO41封裝)、三極管(SOT23及TO92封裝)、可變電阻及電線。

二極管、三極管及電線之銷售成績理想，此部份之營業額錄得八千四百八十萬港元(二零零三年九月三十日：五千零六十萬港元)，比去年同期增加百分之六十七點六。

合約電子專業生產服務(EMS)及原產品設計及生產(OEM and ODM)業務

合約電子專業生產服務(EMS)

為要求嚴格之客戶提供電子專業生產服務，是集團其中一個主要盈利來源。本集團致力探索新裝配技術和可靠品質及管理系統。本年度，EMS新大樓已建成，並已裝置新設備包括無塵間及無靜電裝配工場。此外亦已添置先進之SMD貼片機、精確自動化錫漿印刷機、自動化光學檢測儀、in-circuit測量器及充氮回流爐；由於減少工人數量而令到盈利提高，此部份之經營成績令人鼓舞。

此部份之營業額錄得一億一千八百萬港元(二零零三年九月三十日：八千六百萬港元)，比去年同期增加百分之三十七點二。

原產品設計及生產(OEM and ODM)業務

集團成功取得大型超級市場於ODM電子音響業務之重大訂單，雖然價格較低，但訂單龐大及穩定。為了應付這些重大訂單，管理層需重組工程、採購及生產方面之管理方式。此部份之營業額錄得一億三千九百九十萬港元(二零零三年九月三十日：六千五百六十萬港元)，比去年同期增加百分之一百一十三點二。

雖然這些利潤較低之重大訂單為集團帶來此業務短暫之虧損，管理層相信此業務模式日趨成熟，及集團之塑膠廠成立後，將為集團帶來相當多的貢獻。

業務前景

在電子元器件經銷業務方面，集團於銷售管理之投資，令到業務正邁向預期之軌道。由於電子元器件之新主要供應商之盈利貢獻漸趨成熟，管理層開始與其他有潛質之供應商商議，將會引進新經銷代理權。

為了配合ODM及OEM業務之未來發展，集團已購買位於中國廣東省河源市兩幅總面積二十四萬平方米之工業土地使用權。集團考慮在此成立合伙經營塑膠廠，從而可以自家供應塑膠物料，能足夠應付大型超級市場之重大訂單，並且可更具競爭力。

於二零零四年九月後期，集團成功收購加拿大其中一家主要個人電腦經銷公司，銷售辦事處遍佈加拿大，此次收購可為集團於經銷及製造個人電腦帶來新業務。

員工

於二零零四年九月三十日，本集團共聘請了約六千名員工，其中香港有一百三十名，其餘大部份為國內員工。業務員之薪酬包括工資及佣金，佣金是按個人營業指標而釐定；一般員工除薪金外，可享有年終花紅，金額因應部門之盈利及個人表現評估而決定。集團亦提供公積金計劃(ORSO)、強積金計劃及醫療福利給予所有香港員工。於此報告時期，沒有員工被授予購股權。

簡明綜合損益表

截至二零零四年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零四年 千港元	 二零零三年 千港元
營業額	2	616,518	409,934
銷售成本		(543,907)	(352,507)
毛利		72,611	57,427
其他收益		196	469
銷售及經銷開支		(12,968)	(8,775)
一般及行政開支		(45,783)	(39,053)
經營溢利	2&3	14,056	10,068
融資成本		(513)	(599)
應佔共同控制實體虧損		(1)	(2)
除稅前溢利		13,542	9,467
稅項	4	(925)	(1,377)
除稅後溢利		12,617	8,090
少數股東權益		15	98
股東應佔溢利		12,632	8,188
中期股息	5	—	2,382
每股盈利			
— 基本	6	7.84港仙	5.16港仙
— 攤薄	6	7.84港仙	5.16港仙

附註：

1. 編製基準及會計政策

本集團之未經審核簡明綜合中期財務報表乃根據香港會計師公會(「香港會計師公會」)發出之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」編撰。本集團所採用編撰此等簡明綜合中期財務報表之會計政策及編撰基準與編撰截至二零零四年三月三十一日止年度之經審核財務報表所採納者一致。

	千港元	千港元
香港利得稅	479	532
中國企業所得稅	338	102
海外利得稅	67	—
	884	634
遞延稅項 — 關於短暫性差異之衍生及撥回	41	743
	925	1,377

5. 股息

	截至九月三十日止六個月 二零零四年 千港元	 二零零三年 千港元
已派二零零三／二零零四年度末期股息每普通股0.01港元(二零零二／二零零三年度已派末期股息：0.015港元)(註(i))	1,588	2,382
於二零零四年十二月十六日擬派二零零四／二零零五年度中期股息(可選擇認股權証方案)，相等於每普通股0.01港元(二零零三／二零零四年：0.015港元)，可選擇現金(註(ii))	—	2,382
	1,588	4,764

註(i)：於二零零四年七月二十三日舉行之會議上，董事擬派截至二零零四年三月三十一日止年度末期股息每普通股0.01港元，已於二零零四年九月二十八日派發，亦已於截至二零零四年九月三十日止六個月列作保留盈利分派。

註(ii)：於二零零四年十二月十六日舉行之會議上，董事擬派截至二零零四年九月三十日止六個月中期股息(可選擇現金股息及認股權証方案)每普通股0.01港元，股東可選擇全部或部份以認股權証方式支付，按持有每五股配發一股。此項擬派股息並無於簡明中期賬目中列作應付股息，惟將於截至二零零五年三月三十一日止年度列作保留盈利分派。認股權証方案須待本公司股東於二零零五年一月二十五日(星期二)舉行之股東特別大會通過方可作實。

6. 每股盈利

每股基本及攤薄盈利是根據集團之股東應佔溢利12,632,000港元(二零零三：8,188,000港元)計算。

每股基本盈利是按期內已發行普通股份之加權平均數161,123,765股(二零零三：158,809,600股)計算。每股攤薄盈利根據161,123,765股(二零零三：158,809,600股)普通股計算，即期內已發行普通股之加權平均股數，加上假設所有未行使之股權皆已行使而被視作以無償發行之普通股之加權平均股數為零股(二零零三：零)計算。

7. 儲備

	二零零四年 千港元	二零零三年 千港元
於四月一日如前呈報	264,229	254,464
外幣換算	426	109
本期盈利	12,632	8,188
已付末期股息	(1,588)	(2,382)
供股	36,457	—
	312,156	260,379

遵守最佳應用守則

除獨立非執行董事之任期並無訂明外，本公司之董事並不知悉任何資料，足以合理顯示本公司於二零零四年九月三十日止六個月之任何時間內曾經或現時，未有遵守上市規則附錄十四所載之最佳應用守則。

根據本公司組織章程細則規定，獨立非執行董事須於股東週年大會上輪值告退，並可膺選連任。

遵守董事進行證券交易之標準守則

本公司已採納上市規則附錄十所載標準守則，作為其有關董事進行證券交易之操守準則。經向全體董事作出特定查詢後，董事已確認，本公司已於截至二零零四年九月三十日止六個月期間遵守上市規則附錄十所載標準守則之要求。

審核委員會

本公司審核委員會根據守則成立，旨在審閱及監察本集團財務申報程序及內部監控。審核委員會由本公司三名獨立非執行董事組成。

審核委員會已與管理層審閱本集團採取之會計原則及與董事討論內部控制及財務報告事項包括審閱截至二零零四年九月三十日止六個月未經審核之中期簡明賬目。

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司於截至二零零四年九月三十日止六個月內概無購買、出售或贖回任何本公司之上市證券。

在聯交所網頁刊登其他資料

本公司將於適當時候在聯交所網頁刊登載有上市規則附錄16第46(1)至46(6)段所規定資料之詳細業績公佈。

於本公佈日，本公司董事會由執行董事劉得還先生、尹楚輝先生、麥漢佳先生及陳婉薇女士，以及獨立非執行董事畢滌凡先生、蔡毓蒼先生及廖毅榮先生組成。

承董事會命
總裁
劉得還

香港，二零零四年十二月十六日